UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

February 24, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Heather Clark

Re:	UTime Limited

Amendment No. 5 to Registration Statement on Form F-1

Filed January 25, 2021

File No. 333-237260

Dear Ms. Clark:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 17, 2021 (the “Letter”), regarding Amendment No. 5 to Registration Statement on Form F-1 submitted to the Commission on January 25, 2021.

This letter is being submitted to the Staff with respect to the Company’s responses to the comment in the Letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s proposed response. Revisions made in response to the Staff’s comment have been made in Amendment No. 6 to the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment 5 to Form F-1

Capitalization, page 65

1.	Please revise to include all indebtedness, including your short-term debt as of September 30, 2020.

Response: In response to the Staff’s comment, the Company has revised page 65 of the Registration Statement to include all indebtedness as of September 30, 2020.

Ms. Heather Clark

February 24, 2021

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.